February 19, 2026

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Megan Holdings Limited
Registration Statement on Form F-1 (File No. 333-292850)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Megan Holdings Limited, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Monday, February 23, 2026 at 5:00 p.m., ET, or as soon thereafter as practicable.

Very truly yours,

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Chief Executive Officer